FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.   Notice of Resolutions of the Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 27, 2007	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

[English Translation]

June 27, 2007

To: Shareholders
Nobuyuki Koga
President and Chief Executive Officer
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Resolutions of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, our shareholder, for your support for Nomura Holdings, Inc. (the “Company”). You are hereby notified that the following matters were reported or resolved at the 103rd Ordinary General Meeting of Shareholders held today. I would like to thank you, our shareholder, for your continued support and encouragement to the activities of the Nomura Group.

Description

Matters Reported

1.	103rd fiscal year (covering the period from April 1, 2006 to March 31, 2007) business report, report on the content of consolidated financial statements and report on the results of audits of consolidated financial statements by the independent accounting auditor and the Audit Committee

2.	Report on the content of the 103rd fiscal year financial statements (covering the period from April 1, 2006 to March 31, 2007)

Matters Resolved

Proposal No. 1: Amendment to the Articles of Incorporation

This proposal was resolved as originally submitted.

Under the resolution, the amendment was made to Article 2 (Purpose) of the Articles of Incorporation to reflect the reorganization of the Securities and Exchange Law into the Financial Instruments and Exchange Law and the change from Securities business, Business of investment trust management, Investment advisory business and Businesses of discretionary investment agreements to Financial Instruments Business in accordance with the law for amending the Securities and Exchange Law and other financial laws and the law for abolishing and amending the related laws to implement the law for amending the Securities and Exchange Law and other financial laws. The proposed amendment to the Articles of Incorporation will take effect on the day of enforcement of the laws.

*You can access to the amended version of the Articles of Incorporation on the Company’s website after the enforcement of the laws.

http://www.nomuraholdings.com/jp/company/group/holdings/article.html

Proposal No. 2: Election of Eleven Directors

This proposal was resolved as originally submitted.

The ten directors, namely Junichi Ujiie, Nobuyuki Koga, Hiroshi Toda, Kazutoshi Inano, Yukio Suzuki, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, Fumihide Nomura and Koji Tajika, were re-elected., and one director, namely Masanori Itatani, was newly-elected.

Proposal No. 3: Issue of Stock Acquisition Rights as Stock Options to executives and employees of subsidiaries of the Company

This proposal was resolved as originally submitted.

Under the resolution, in accordance with the provisions of Articles 236, 238, and 239 of the Companies Act, upon the issuance of two types of stock acquisition rights under stock option to executives and employees of subsidiaries of the Company, the determination of solicitation plan was delegated to the Board of Directors of the Company or to the Executive Officers designated by the resolution by the Board of Directors.

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<For reference>

After the closing of the Ordinary General Meeting of Shareholders, the Board of Directors resolved that the structure of committees under the Board of Directors and management be established as follows:

(As of June 27, 2007)

(1) Directors

Name	Principal Positions
Junichi Ujiie	Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee
Nobuyuki Koga	President & Chief Executive Officer
Hiroshi Toda	Deputy President & Chief Operating Officer
Kazutoshi Inano	Deputy President & Co-Chief Operating Officer
Masanori Itatani	Audit Mission Director
Yukio Suzuki	Audit Mission Director
Masaharu Shibata*	Member of the Nomination Committee Member of the Compensation Committee
Hideaki Kubori*	Member of the Nomination Committee Member of the Compensation Committee
Haruo Tsuji*	Chairman of the Audit Committee
Fumihide Nomura	Member of the Audit Committee
Koji Tajika*	Member of the Audit Committee

*	outside director

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2) Executive Officers

Name	Principal Positions
Nobuyuki Koga (Representative Executive Officer)	President & Chief Executive Officer
Hiroshi Toda (Representative Executive Officer)	Deputy President & Chief Operating Officer International Operations Officer
Kazutoshi Inano (Representative Executive Officer)	Deputy President & Co- Chief Operating Officer Group Compliance Officer
Akihiko Nakamura (Executive Managing Director)	Chief Information Officer
Toshio Hirota (Executive Managing Director)	Head of Communications
Hideyuki Takahashi (Executive Managing Director)	Head of Internal Audit
Akihito Watanabe (Senior Managing Director)	Head of Group Human Resources Development
Tetsu Ozaki (Senior Managing Director)	Head of Group Corporate Strategy
Masafumi Nakada (Senior Managing Director)	Chief Financial Officer
Noriaki Nagai (Senior Managing Director)	Head of Corporate Office
Shigesuke Kashiwagi (Senior Managing Director)	Head of Regional Management, Americas
Yugo Ishida (Senior Managing Director)	Head of Regional Management, Europe
Yoshinori Go (Senior Managing Director)	Head of Asia Region Marketing

(3) Business Division CEOs

Name	Principal Positions
Takashi Yanagiya	CEO of Global Investment Banking
Kenichi Watanabe	CEO of Domestic Retail
Takumi Shibata	CEO of Asset Management
Yasuo Agemura	CEO of Global Markets
Akira Maruyama	CEO of Global Merchant Banking

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